File No. 0-27884
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2007
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F  ☑          Form 40-F  ☐
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes  ☐          No  ☑
     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .]

Announcement on June 30 — Material Information regarding General Shareholders’ meeting 2007	3~6

Signatures	7

Important resolutions of a shareholders’ meeting(Revised)
1.	Date of the shareholders’ meeting:2007/06/29
2.	Important resolutions:
1.	Ratification of 2006 Business Report and Financial Statements of Year 2006:Approved
2.	Ratification of the appropriation of profit and loss as of December 31,2006:Approved
3.	Approval of the capitalization of 2006 dividends and employee bonus sharing: Approved
4.	Approval of amending internal policies and rules due to amendments of the related R.O.C. laws and the Company’s needs. :Approved
5.	To approve shareholders proposal pursuant to Article 172-1 of the Company Law
6.	In response to shareholders proposal submitted pursuant to Article 172-1 of the Company Law, it is proposed to add an agenda for the corresponding amendment of the Company’s Articles of Incorporation, which will be voted together with the above proposal of shareholders’ non-competition restriction: Approved with the above proposal
7.	Approval of amending partial articles of the Company’s Articles of Incorporation for adjusting managing director position.: Approved
8.	Approval of removing the non-competition restriction on identified directors.: Approved
3.	Endorsement of the annual financial statements (indicate “yes” or “no”):Yes
4.	Any other matters that need to be specified :None

The Company’s re-election of directors and supervisors at 2007 Annual General Shareholders’ Meeting(Revised)
1.	Date of occurrence of the change:2007/06/29
2.	Name and resume of the replaced person:
Chairman :Wu,Miin-Chyou
Executive Director :Hung Chih Investment Corporation Representative: H. C. Chen
Executive Director :Champion Investment Co., Ltd representative :Ding-Hua Hu
Director :Tom Yu
Director :Ray Mac
Director :C.Y.Lu
Director :Simon Wang
Director: Hui Yin Investment Ltd Representative :J.P.Peng
Director :Shui Yin Investment Ltd Representative :Takata Akira
Director :Simon M. Sze
Director :C.L. Liu
Director :Cheng Yi Fang
Supervisor :Shui Yin Investment Ltd Representative :J.D.Lee
Supervisor :Ping Tien Wu
3.	Name and resume of the replacement:
Director :Li Shin Investment Co., Ltd Representative :Chen Yu Liang
Director :Miin-Chyou Wu
Director :Cheng Yi Fang
Director :Tom Yu
Director :Shui Yin Investment Ltd Representative :Takata Akira
Director :C.Y.Lu
Director :F.L.Ni
Director :Hung Chih Investment Corporation Representative: H.C.Chen
Director :Champion Investment Co., Ltd
Director :J.P.Peng
Director :W.S.Pan
Director :Hui Yin Investment Ltd
Director :Duh Kung Tsai
Director :Yan Kuin Su
Director :Chiang Kao
Supervisor :Ping Tien Wu
Supervisor :Chow Fang Chen
Supervisor :Gueimin Lee
Supervisor :Li Shin International Technology Co., Ltd Representative :C.P.Wang
4.	Reason for the change :Re-election
5.	Number of shares held by the new director at the time of appointment:
Director :Li Shin Investment Co., Ltd Representative:7,004,562 shares
Director: Miin-Chyou Wu:18,075,841 shares
Director :Cheng Yi Fang:634,344 shares
Director :Tom Yu:10,090,724 shares

Director :Shui Yin Investment Ltd Representative:70,074,805 shares
Director:C.Y.Lu:1,357,264 shares
Director:F.L.Ni:1,134,889 shares
Director :Hung Chih Investment Corporation Representative:603,647 shares
Director: Champion Investment Co., Ltd:2,334,854 shares
Director:J.P.Peng:3,455,684 shares
Director:W.S.Pan:11,644 shares
Director :Hui Yin Investment Ltd:3,515,795 shares
Director :Duh Kung Tsai:0 shares
Director :Yan Kuin Su:0 shares
Director :Chiang Kao:0 shares
Supervisor :Ping Tien Wu:7,000 shares
Supervisor :Chow Fang Chen:0 shares
Supervisor :Gueimin Lee:
6.	Original term (from __________ to __________):2004/06/18~2007/06/17
7.	Effective date of the new appointment:2007/06/28
8.	Rate of turnover of directors/supervisors of the same term :Re-election
9.	Rate of turnover of directors of the same term :Re-election
10.	Any other matters that need to be specified :None

AGM’s approval of non-competition of directors
1.	Date of the shareholders’ meeting resolution:2337/06/29
2.	Name and title of the director with permission to engage in competitive conduct:
●	Wu,Miin-Chyou
●	Champion Investment Co., Ltd Representative :Ding Hua Hu
●	Hung Chih Investment Corporation Representative :H. C. Chen
●	Tom Yu
●	C.Y.Lu
●	J.P.Peng
●	Shui Yin Investment Ltd Representative :Takata Akira
●	F.L.Ni
●	Li Shin Investment Co.,Ltd Representative :Chen Yu Liang
●	TSAI Duh Kung
3.	Items of competitive conduct in which the director is permitted to engage:
To serve as a director of competition company
4.	Period of permission to engage in the competitive conduct :None
5.	Circumstances of the resolution (please describe the results of the voting under Article 209 of the Company Act): Approved by the shareholders
6.	If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the director (if it is not business of a mainland China area enterprise, please enter “not applicable” below):None
7.	Company name of the mainland China area enterprise and the director’s position in the enterprise :None
8.	Address of the mainland China area enterprise :None
9.	Business items of the mainland China area enterprise :None
10.	Degree of effect on the Company’s finances and business :None
11.	If the director has invested in the mainland China area enterprise, the monetary amount of the director’s investment and the director’s shareholding ratio :None
12.	Any other matters that need to be specified :None

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: July 3, 2007	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center